EXHIBIT 2.4

EXECUTION COPY

MASTER AGREEMENT
(CNL Q3 2003 TRANSACTION)

     THIS MASTER AGREEMENT (this “Agreement”) is made as of the 30th day of September, 2003 by and among (i) Sunrise Development, Inc., a Virginia corporation (“Developer”), (ii) Sunrise Senior Living Management, Inc., a Virginia corporation (“Manager”) (iii) Twenty Pack Management Corp., a Delaware corporation, Sunrise Five Forks Assisted Living, L.L.C., a Georgia limited liability company, Sunrise Madison Senior Living, L.L.C., a New Jersey limited liability company and Sunrise Development, Inc., a Virginia corporation (together, “Tenant”), and (iv) CNL Retirement Sun1, LP, a Delaware limited partnership (the “CF Owner”) and CNL Retirement Sun1 Beverly Hills CA, LP, a Delaware limited partnership, CNL Retirement Sun1 Cresskill NJ, LP, a Delaware limited partnership, CNL Retirement Edmonds WA, LP, a Delaware limited partnership, CNL Retirement Sun1 Lilburn GA, LP, a Delaware limited partnership, and CNL Retirement Sun1 Madison NJ, LP, a Delaware limited partnership (each a “DF Owner,” collectively, the “DF Owners” and, together with the CF Owner, the “Owners”), and Sunrise Senior Living, Inc., a Virginia corporation (“SSLI”).

RECITALS

     A.     Owners lease to the Tenant certain senior living facilities (each a “Facility” and collectively, the “Facilities”) described on Exhibit A hereto. The five (5) Facilities listed on the attached Exhibit B are either under construction or to be constructed (each, a “Development Facility” and collectively, the “Development Facilities”). The remaining thirteen (13) Facilities are completed and operating (each, a “Completed Facility” and collectively, the “Completed Facilities”).

     B.     Each DF Owner has entered into a Development Agreement (each, a “Development Agreement” and collectively, the “Development Agreements”) with Developer for the construction of each of the Development Facilities. The term of each Development Agreement shall expire upon the completion of the development services set forth therein, unless sooner terminated pursuant to the terms of the applicable Development Agreement or this Agreement.

     C.     Tenant has entered into (i) a Pre-Opening Services and Management Agreement with Manager with respect to each Development Facility and (ii) a Management Agreement with Manager with respect to each Completed Facility (each a “Management Agreement” and collectively, the “Management Agreements”). The term of each Management Agreement, whether entered into as of the date hereof or at a later date, shall expire on September 30, 2028, unless sooner terminated pursuant to the terms of the applicable Management Agreement or this Agreement (the term of the Management Agreements being referred to herein individually and collectively as the “Term”).

     D.     SSLI has agreed to provide certain income support to assure the payment of certain amounts due to Tenant from Manager under the Management Agreement for a limited period of time.

     E.     The parties hereto desire to set forth their agreement with respect to certain of the rights and obligations of the Owners, Tenant, Manager, Developer and SSLI with respect to the development and management of the Facilities over the course of the Term.

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1.     Definitions. The following terms shall have the meanings indicated or referred to below, inclusive of their singular and plural forms, except where the context requires otherwise. All initially capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Management Agreements. Unless the context otherwise requires, all references herein to “years” or “months” shall mean “calendar years” or “calendar months.”

     “Budgeted Development Costs” shall mean the amounts set forth in the Development Budget with respect to a Facility other than those costs described under the heading “Operating Reserve” in such Development Budget.

     “Business Day” means Monday through Friday, except for New Year’s Day, President’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

     “Cash Flow” shall for purposes of this Master Agreement only, mean Gross Revenues less (i) Facility Expenses (but not including Subordinate Management Fees) and (ii) Reserve Payments (as herein defined).

     “Central Account” shall have the meaning set forth in Section 5.

     “Certificate of Occupancy Date” shall mean the date upon which certificates of occupancy, whether temporary or permanent, sufficient to permit the occupancy, use and operation of a Facility shall have been issued.

     “Completed Facility” shall have the meaning set forth in Recital A.

     “Cost Overruns” shall have the meaning provided in Section 4.1.

     “Cost Overrun Loan” shall have the meaning provided in Section 4.1.

     “Cost Savings” shall have the meaning provided in Section 4.2.

     “Cure Right” shall have the meaning provided in Section 2.

     “Debt Service” shall have the same meaning given such term in each Management Agreement.

     “Development Agreements” shall have the meaning set forth in Recital B.

     “Development Budget” shall have the meaning ascribed to such term in the Development Agreements.

     “Development Facility” shall have the meaning set forth in Recital B.

     “Facilities” shall have the meaning set forth in Recital A.

     “Facility Expenses” shall have the meaning ascribed to such term in the Management Agreements.

     “Force Majeure” shall mean any failure to perform an obligation under any of the Development Agreements or Management Agreements when the party so obligated is prevented from so performing by Acts of God, strike, lockout or labor unrest (unless caused by the obligated party’s willful act), explosion, sabotage, accident, order or regulation of or by any governmental authority, because of war, riot, civil commotion or other emergency, or because of other circumstances beyond such party’s reasonable control.

     “Force Majeure Event” shall mean any event of Force Majeure that materially adversely affects Gross Revenues with respect to any Facility.

     “Gross Revenues” shall have the meaning ascribed to such term in the Management Agreements.

     “Incentive Development Fee” shall mean the fee payable to Manager as set forth in Section 4.2.

     “Major Renovation Project” shall mean any renovation, restoration, remodeling or capital repair or replacement project undertaken at any Facility, involving at least ten percent (10%) of the units in the Facility, not arising due to any default of the Manager under any Management Agreement, which materially adversely affects Gross Revenues with respect to any Facility.

     “Management Agreements” shall have the meaning set forth in Recital C.

     “Management Fee” shall have the meaning ascribed to such term in the Management Agreements.

     “Minimum Tenant Return” shall mean an amount equal to Twenty-Seven Thousand and 00/100 Dollars ($27,000.00) per Facility per annum.

     “Net Operating Income” shall mean the Gross Revenues attributable to such Facility, less all Facility Expenses, including the Management Fee (less the Subordinated Management Fee). Minimum Tenant Return shall not be deducted in calculating Net Operating Income.

     “Person” means any individual or entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so permits.

     “Pooling Agreement” means that certain Pooling Agreement of even date herewith executed by Tenant, Owners and Manager.

     “Related Party” shall mean with respect to any Person, (i) any Person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person, or (ii) any Person in which such Person has a twenty-five percent (25%) or more beneficial interest or as to which such Person serves as a trustee or general partner or in a similar fiduciary capacity. A Person shall be deemed to control a Person if it owns, directly or indirectly, at least twenty-five percent (25%) of the ownership interest in such Person or otherwise has the power to direct the management, operations or business of such Person. The term “beneficial owner” is to be determined in accordance with Rule 13d- promulgated by the SEC under the Securities Exchange Act of 1934.

     “Reserve Payments” shall mean with respect to the Development Facilities, an amount equal to that set forth in the development pro-forma approved by Developer, Manager, Tenant and Owner, and with respect to Completed Facilities, an amount equal to the greater of (iii) Seven Hundred Fifty Dollars ($750) per unit per annum or (iv) an agreed-upon amount contained in each Facility’s approved capital expenditure budget. Manager shall receive the Reserve Payments and hold the proceeds thereof for the benefit of Tenant commencing one (1) year after the Certificate of Occupancy Date for each Development Facility and one (1) month after the date hereof for Completed Facilities. The Reserve for all Facilities shall be held in the Central Account for certain expenditures, as described in greater detail in Section 5 hereof, the Pooling Agreement, and in the Management Agreements.

     “Return Hurdle” shall have the meaning provided in Section 2.

     “Subordinate Management Fee” shall have the meaning ascribed to such term in the Management Agreements.

     “Successor” shall have the meaning provided in Section 10.6(b).

     “Support Payments” shall have the meaning provided in Section 3.1.

     “Term” shall have the meaning provided in Recital C.

     “Termination Date” shall mean with respect to the Management Agreements, the date of termination of such Management Agreement specified in any notice of termination given by Owner to Manager pursuant to the exercise by Owner of the termination right thereunder.

     “Total Project Costs” shall mean the actual amount expended with respect to a Facility on those items described in the Development Budget for such Facility, excluding those costs described under the heading “Operating Reserve” in such Development Budget.

     2.     Master Termination Right. Commencing with respect to the first full calendar year (the “Post Support Year”) after Manager’s obligation to make Support Payments has expired, Tenant, at Landlord’s written request, shall have the right to terminate all (but not less than all) the Management Agreements by written notice given to Manager, if Cash Flow in any one calendar year in the aggregate from all Facilities that have been open and operating for at least thirty-six (36) full calendar months is less than eight percent (8%) of the sum of (i) $270,250,000 plus (ii) the aggregate of any additional Owner’s Investment under any of the Management Agreements for such Facilities (the “Return Hurdle”), except in the event of a Force Majeure Event or Major Renovation Project. Commencing with the Post Support Year, the Return Hurdle shall be determined annually within one hundred twenty (120) days following the end of each calendar year, and Manager shall notify Owner and Tenant in writing of the results of such determination prior to the expiration of such one hundred twenty (120) day period. Manager may, on not more than two (2) separate occasions during any period of seven (7) consecutive calendar years, elect to pay to Tenant the amount which would be necessary to ensure that Cash Flow meets the Return Hurdle for the applicable calendar year (the “Cure Right”), in which case (i) the Facilities will be deemed to have met the Return Hurdle for the calendar year in question, and (ii) Tenant shall not have the right to terminate the Management Agreements based on missing the Return Hurdle for that calendar year. If Manager elects to exercise the Cure Right, Manager must pay the necessary amount to Tenant within thirty (30) business days following Tenant’s notice to Manager that Tenant has elected to terminate the Management Agreements as a result of Manager’s failure to meet the Return Hurdle. If Manager makes the necessary payment by the required date, Tenant’s exercise of its termination right will be null and void. Any termination of the Management Agreements under this Section 2 shall be effective as of the Termination Date set forth in the applicable notice of termination, which shall not be less than sixty (60) days, nor more than one hundred eighty (180) days, from the date of such notice. If Tenant fails to exercise Tenant’s right to terminate within sixty (60) days after Tenant’s receipt of notice that the Return Hurdle has not been met, then Tenant’s right to terminate with respect thereto shall lapse, and Manager shall be deemed to have met the Return Hurdle for such year.

     3.     Distributions Support.

             3.1      Commencing on the date hereof, Manager agrees to provide support to Tenant of the Cash Flow from the Facilities. Payments by Manager to provide support (“Support Payments”) shall equal the amount by which the sum of (i) Threshold Rent for all Facilities (as determined by the Management Agreement for each Facility) plus (ii) the Minimum Tenant Return for all Facilities, plus (iii) the Debt Service for all Facilities exceeds the Cash Flow from all Facilities. Manager’s obligation to make Support Payments to Tenant shall expire on the later of (a) the end of the thirtieth (30th) full calendar month from the date hereof or (b) the end of the eighteenth (18th) full calendar month from the date on which all permits and licenses necessary for the admittance of residents and operations have been obtained for the last of the Development Facilities.

             3.2      Manager shall make Support Payments in accordance with this paragraph. Pursuant to the Management Agreements, Cash Flow, Debt Service, Threshold Rent and the Minimum Tenant Return for all Facilities shall be measured monthly within fifteen (15) days of the end of each calendar month. If a Support Payment is required, Manager shall make such Support Payments to Tenant at the same time as Manager’s monthly payments to Tenant are due. Within forty-five (45) days following the end of each calendar quarter, Manager shall verify the determination of Cash Flow, Debt Service, Threshold Rent and Minimum Tenant Return with respect all Facilities for such calendar quarter. If the Support Payments made to Tenant on a monthly basis during such quarter exceed the final Support Payments to which Tenant is entitled for such quarter, Tenant shall promptly reimburse Manager for such excess.

              3.3      SSLI hereby unconditionally guarantees the obligation of Manager to make Support Payments as set forth above.

              3.4      Notwithstanding anything to the contrary herein, if any one or more Management Agreements are terminated by Tenant or Owners, then SSLMI’s and SSLI’s obligation to make Support Payments will be reduced pro rata, in proportion to the Management Fees generated by the Facility (or Facilities) terminated in the previous twelve months as compared to the Management Fees generated by all Facilities for the previous twelve months.

     4.     Development Issues.

              4.1      Cost Overruns. DF Owners and Developer have agreed that the Budgeted Development Costs for each Development Facility is as set forth on Exhibit B attached hereto. In the event the Total Project Costs for a Development Facility exceed the Budgeted Development Costs for such Development Facility (“Cost Overruns”), Developer shall be solely responsible for such Cost Overruns (unless such costs are incurred at the request of, or are caused by the gross negligence or willful misconduct of, Owner in which case Owner shall be responsible for such Cost Overruns). Notwithstanding the preceding sentence, the first One Million and 00/100 Dollars ($1,000,000.00) of Cost Overruns arising exclusively from hard costs in the aggregate from the Development Facilities shall be deemed to be a loan from Developer to the DF Owners (the “Cost Overrun Loan”). The Cost Overrun Loan shall be repaid to Developer out of Net Operating Income from the Facilities after payment of Debt Service and payment to Owner of a cumulative fifteen percent (15%) return on Owner’s Investment as of such date. The Cost Overrun Loan shall bear interest at six percent (6%) per annum and such interest shall compound and cumulate annually. Repayment of the Cost Overrun Loan shall in no way reduce payment to Manager of a “Base Management Fee,” “Subordinate Management Fee” or “Incentive Management Fee,” but shall be paid solely out of “Excess Cash Flow” otherwise payable to Owner under the Management Agreements (all such terms being defined in the Management Agreements). If the Cost Overrun Loan has not been repaid in full prior to the sale of any Development Facilities then it shall be repaid by the DF Owner for such Facility from the first available proceeds of the sale of any Development Facility after the DF Owner for such facility has received a cumulative fifteen percent (15%) rate of return on DF Owner’s Investment in such Facility.

              4.2      Cost Savings. In the event Total Project Costs for a Development Facility are less than the Budgeted Development Costs for such Development Facility (“Cost Savings”), the Cost Savings shall be applied first, by Developer against Cost Overruns incurred with respect to any other Development Facility; it being the intent of the parties that Cost Overruns shall be paid by Developer only to the extent that Total Project Costs for all Development Facilities, on an aggregate basis, exceeds the Budgeted Development Costs for all Development Facilities on an aggregate basis. Thereafter, twenty-five percent (25%) of any net Cost Savings in the aggregate as to all five (5) Development Facilities shall be paid by the DF Owners to Developer as a fee (the “Incentive Development Fee”), and the remaining seventy-five percent (75%) of net Cost Savings shall be retained by Owners. The Incentive Development Fee shall be payable within thirty (30) days after completion (as defined in the Development Agreement) of the final Development Facility and after Developer has provided to DF Owners lien releases with respect to all work on the Development Facilities and residents have actually occupied a unit in each Development Facility. Developer shall provide to Owners a calculation of any Incentive Development Fee due.

              4.3      Deferral of Payment of Certain Development Fees. Notwithstanding anything in the Development Agreements to the contrary, Developer agrees that it shall not be entitled to receive the last Eight Hundred Ninety-Three Thousand Four Hundred Twenty-Eight Dollars ($893,428) of the fees payable under Article III of the Development Agreements until such time Developer has provided to DF Owners appraisals acceptable to DF Owners, showing an aggregate value of the Development Facilities of $111,693,428.00. Such appraisals may be performed at any time, and shall be at Developer’s sole cost and expense.

     5.     Reserve Payments.

              5.1      Pooling. Tenant agrees that all Reserve Payments shall be pooled and held for the benefit of all Facilities in the aggregate into a single account (the “Central Account”), pursuant to the terms of the Pooling Agreement, and that the aggregated funds held in the Central Account are to be used to pay expenses that are authorized to be paid out of the FF&E Reserve pursuant to the terms of the Management Agreements.

              5.2      Initial Deposit by Developer. Simultaneously with the execution of this Agreement, Developer or its Affiliate has deposited Seven Hundred Thousand Dollars ($700,000) into the Central Account. Such sum shall be applied by Manager toward the repair of those items noted into Property Condition Assessments obtained by Owners prior to the date hereof (the “PCA Repair Items”) and/or the remaining items to be repaired per the 2003 budgets. To the extent that any PCA Repair Items are not rectified prior to November 15, 2003, Manager shall be obligated to include outstanding such items in the proposed budgets for fiscal year 2004.

     6.     Representations and Warranties of Manager.

              6.1.      Manager is a corporation, duly organized and validly existing under the laws of the Commonwealth of Virginia, and, to the extent necessary, duly qualified to do business in each of the states in which a Facility is located, with the full power and authority and legal right to carry on its business in the manner and in the locations in which such business has been and is now being conducted by it, to execute and deliver this Agreement and to perform its obligations hereunder.

              6.2.      No consent of any third party is required as a condition to the entering into this Agreement by Manager other than such consent as has been previously obtained.

              6.3      Manager has authorized the execution and delivery of this Agreement and this Agreement constitutes the valid and binding obligation and agreement of Manager, enforceable in accordance with its terms (subject to the effect of bankruptcy, insolvency or creditor’s rights generally, and to limitations imposed by general principles of equity).

              6.4      Neither the execution and delivery of this Agreement, nor compliance with the terms and provisions thereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any Facility or the assets of Manager pursuant to the terms of, any indenture, mortgage, deed of trust, note, evidence of indebtedness, agreement or other instrument to which Manager or any Related Party may be party or by which it or they or any of its or their properties or assets may be bound, or violate any provision of law, or any applicable order, writ, injunction, judgment or decree of any court, or any order or other public regulation of any governmental commission, bureau or administrative agency.

              6.5      No order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority is required to authorize, or is required in connection with the execution, delivery and performance by Manager of this Agreement or the taking of any action thereby contemplated, which has not been obtained, other than any such order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority required in connection with the ownership or operation of the Facilities.

     7.     Representations and Warranties of Developer.

              7.1      Developer is a corporation, duly organized and validly existing under the laws of the Commonwealth of Virginia, and, to the extent necessary, duly qualified to do business in each of the states in which a Facility is located, with the full power and authority and legal right to carry on its business in the manner and in the locations in which such business has been and is now being conducted by it, to execute and deliver this Agreement and to perform its obligations hereunder.

              7.2      No consent of any third party is required as a condition to the entering into this Agreement by Developer other than such consent as has been previously obtained.

              7.3      Developer has authorized the execution and delivery of this Agreement and this Agreement constitutes the valid and binding obligation and agreement of Developer, enforceable in accordance with its terms (subject to the effect of bankruptcy, insolvency or creditor’s rights generally, and to limitations imposed by general principles of equity).

              7.4      Neither the execution and delivery of this Agreement, nor compliance with the terms and provisions thereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any Development Facility or the assets of Developer pursuant to the terms of, any indenture, mortgage, deed of trust, note, evidence of indebtedness, agreement or other instrument to which Developer or any Related Party may be party or by which it or they or any of its or their properties or assets may be bound, or violate any provision of law, or any applicable order, writ, injunction, judgment or decree of any court, or any order or other public regulation of any governmental commission, bureau or administrative agency.

              7.5      No order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority is required to authorize, or is required in connection with the execution, delivery and performance by Developer of this Agreement or the taking of any action thereby contemplated, which has not been obtained, other than any such order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority required in connection with the construction of the Development Facilities.

     8.     Representations and Warranties of Owners.

     8.1      Each Owner is a limited partnership duly organized and validly existing under the laws of the State of Delaware, with full power and authority and legal right to carry on its business in the manner and in the locations in which such business has been and is now being conducted by it, to execute and deliver this Agreement and to perform its obligations hereunder.

     8.2      No consent of any third party is required as a condition to the entering into of this Agreement by any Owner other than such consent as has been previously obtained.

     8.3      Each Owner has authorized the execution and delivery of this Agreement and this Agreement constitutes the valid and binding obligation and agreement of each Owner, enforceable in accordance with its terms (subject to the effect of bankruptcy, insolvency or creditor’s rights generally, and to limitations imposed by general principals of equity).

     8.4      Neither the execution and delivery of this Agreement, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon the property or assets of any Owner pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness, agreement or other instrument to which any Owner or any Related Party may be party or by which it or they or any of its or their properties or assets may be bound, or violate any provision of law, or any applicable order, writ, injunction, judgment or decree of any court, or any order or other public regulation of any governmental commission, bureau or administrative agency.

     8.5      No order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority is required to authorize, or is required in connection with the execution, delivery and performance by any Owner of this Agreement or the taking of any action thereby contemplated, which has not been obtained, other than any such order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority required in connection with the ownership or operation of the Facilities.

     9.     Representations and Warranties of Tenant.

     9.1      Tenant is a corporation duly organized and validly existing under the laws of the State of Delaware, with full power and authority and legal right to carry on its business in the manner and in the locations in which such business has been and is now being conducted by it, to execute and deliver this Agreement and to perform its obligations hereunder.

     9.2      No consent of any third party is required as a condition to the entering into of this Agreement by Tenant other than such consent as has been previously obtained.

     9.3      Tenant has authorized the execution and delivery of this Agreement and this Agreement constitutes the valid and binding obligation and agreement of Tenant, enforceable in accordance with its terms (subject to the effect of bankruptcy, insolvency or creditor’s rights generally, and to limitations imposed by general principals of equity).

     9.4      Neither the execution and delivery of this Agreement, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon the property or assets of Tenant pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness, agreement or other instrument to which Tenant or any Related Party may be party or by which it or they or any of its or their properties or assets may be bound, or violate any provision of law, or any applicable order, writ, injunction, judgment or decree of any court, or any order or other public regulation of any governmental commission, bureau or administrative agency.

     9.5      No order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority is required to authorize, or is required in connection with the execution, delivery and performance by Tenant of this Agreement or the taking of any action thereby contemplated, which has not been obtained, other than any such order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority required in connection with the ownership or operation of the Facilities or the construction of the Development Facilities.

     10.     Miscellaneous.

                10.1      Notices.

     (a)      Any and all notices, demands, consents, approvals, offers, elections and other communications required or permitted under this Agreement (collectively, “notices”) shall be deemed adequately given if in writing and the same shall be delivered either in hand or by mail or Federal Express or similar expedited commercial carrier, addressed to the recipient of the notice, postpaid and registered or certified with return receipt required (if by mail), or with all freight charges prepaid (if by Federal Express or similar carrier).

     (b)      All notices required or permitted to be sent hereunder shall be deemed to have been given for all purposes of this Agreement upon the date of acknowledged receipt and in all other cases, upon the date of receipt or refusal, except that whenever under this Agreement a notice is either received on a day which is not a business day or is required to be delivered on or before a specific day which is not a business day, the day of receipt or required delivery shall automatically be extended to the next business day.

     (c)      All such notices shall be addressed:

If to the Manager, to:	Sunrise Senior Living Management, Inc. 7902 Westpark Drive McLean, Virginia 22102 Attention: Tiffany Tomasso, President Telephone: (703) 744-1607 Telecopier: (703) 744-1628

with a copy to:	Watt, Tieder, Hoffar & Fitzgerald, L.L.P. 7929 Westpark Drive, Suite 400 McLean, Virginia 22102 Attention: Wayne G. Tatusko, Esq. Telephone: (703) 749-1088 Telecopier: (703) 356-5388

If to Developer, to:	Sunrise Development, Inc. 7902 Westpark Drive McLean, Virginia 22102 Attention: John Gaul, General Counsel Telephone: (703) 744-1710 Telecopier: (703) 744-1628

with a copy to:	Wayne G. Tatusko, Esq. Watt, Tieder, Hoffar & Fitzgerald, L.L.P. 7929 Westpark Drive, Suite 400 McLean, Virginia 22102 Telephone: (703) 749-1088 Telecopier: (703) 356-5388

If to SSLI, to:	Sunrise Senior Living, Inc. 7902 Westpark Drive McLean, Virginia 22102 Attention: John Gaul, General Counsel Telephone: (703) 744-1710 Telecopier: (703) 744-1628

with a copy to:	Wayne G. Tatusko, Esq. Watt, Tieder, Hoffar & Fitzgerald, L.L.P.

7929 Westpark Drive, Suite 400 McLean, Virginia 22102 Telephone: (703) 749-1088 Telecopier: (703) 356-5388

If to any Owner, to:	CNL Retirement Properties, Inc. CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801 Attention: Marcel Verbaas Telephone: (407) 650-1000 Telecopier: (407) 650-1022

with a copy to:	Lowndes, Drosdick, Doster, Kantor & Reed, P.A. 215 North Eola Drive Orlando, Florida 32801 Attention: Daniel F. McIntosh, Esq. Telephone: (407) 843-4600 Telecopier: (407) 843-4444

and a copy to:	Twenty Pack Management Corp. 1701 Highway A1A, Suite 304 Vero Beach, FL 32963 Attn: Timothy S. Smick Telephone: (772) 492-5002 Telecopier: (772) 492-5005

and a copy to:	Foley & Lardner 111 North Orange Avenue, Suite 1800 Orlando, FL 32801 Attn: J. Gordon Arkin, Esq. Telephone: (407) 244-3225 Telecopier: (407) 648-1743

If to Tenant, to:	Twenty Pack Management Corp. 1701 Highway A1A, Suite 304 Vero Beach, FL 32963 Attn: Timothy S. Smick Telephone: (772) 492-5002 Telecopier: (772) 492-5005

with a copy to:	Foley & Lardner 111 North Orange Avenue, Suite 1800 Orlando, FL 32801 Attn: J. Gordon Arkin, Esq. Telephone: (407) 244-3225

Telecopier: (407) 648-1743

and a copy to:	CNL Retirement Properties, Inc. CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801 Attention: Marcel Verbaas Telephone: (407) 650-1000 Telecopier: (407) 650-1022

with a copy to:	Lowndes, Drosdick, Doster, Kantor & Reed, P.A. 215 North Eola Drive Orlando, Florida 32801 Attention: Daniel F. McIntosh, Esq. Telephone: (407) 843-4600 Telecopier: (407) 843-4444

     By notice given as herein provided, the parties hereto and their respective successors and assigns shall have the right from time to time and at any time during the term of this Agreement to change their respective addresses effective upon receipt by the other parties of such notice and each shall have the right to specify as its address any other address within the United States of America or to add one or two more parties to whom a copy of a notice must be given.

              10.2      Amendments. This Agreement may be amended only with the written approval of the Parties hereto.

              10.3      Interpretation. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the principles of conflicts of law. Any dispute arising in connection with this Agreement shall be resolved in a court of competent jurisdiction, and each party hereby submits to the jurisdiction of that court. Each party hereby waives its right to trial by jury in connection with any dispute between any of the parties to this Agreement arising out of this Agreement or the rights or obligations of the parties hereunder. The titles of the Articles and Sections in this Agreement are for convenience only and shall not be considered in construing this Agreement. Pronouns used herein shall be construed to refer to the masculine, feminine, neuter, singular and plural as the identity of the individual or entity referred to may require. No provision of this Agreement shall be interpreted as bestowing any rights whatsoever upon any third party. A cross reference to another section shall be deemed to be to such section of this Agreement, unless explicitly stated otherwise.

              10.4      Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original.

              10.5      Severability. If any provision of this Agreement is determined to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, to achieve the intent of the parties. In any event, all other provisions shall be deemed valid and enforceable to the greatest possible extent.

              10.6      Binding on Successors.

              (a)      The rights and obligations of the parties under this Agreement shall inure to the benefit of and bind their respective heirs, successors and assigns.

              (b)      Notwithstanding the foregoing, because the termination right set forth in Section 2 is based upon the invested equity of Owners in the Facilities, such right can be exercised by Owner only while Owner (or its wholly-owned subsidiaries) is the owner of the Facilities and cannot be exercised by any successor or assign of Owner. In the event that Owner sells or assigns its interests in any Facility, Manager agrees to enter into an amendment to its Management Agreement for such Facility that will grant the successor owner/lessee and operator (a “Successor”) the right to terminate the Management Agreement without Tenant being obligated to pay to Manager the Termination Fee or any amounts provided in Article VI of the Pooling Agreement. Such termination right shall be based upon the same general concept set forth in Section 2 of this Agreement, and the Manager agrees that it will negotiate in good faith hurdles that will facilitate the sale of such Facility at a price favorable to Owner.

              10.7      Confidentiality. All parties hereto agree to maintain the confidentiality of the financial terms and conditions of this Agreement and to maintain the confidentiality of (a) any financial information provided by one party to the other, and (b) all information contained in any plans, specifications, manuals, forms, contracts, books, records, computer discs and similar materials containing information, invoices and other documents received or maintained by Owner or Tenant pursuant to this Agreement, other than information that is available from public sources. Either party may, however, disclose any of such information to its agents, directors, officers, employees, advisors, attorneys, affiliates or representatives who require such information for the purpose of performing or assisting in the performance of its obligations or services hereunder, and to investors or lenders or proposed investors or lenders, provided that in all such cases such parties shall be informed of the confidential nature of such information. Any party hereto may also disclose any such information (x) to the extent required by law, regulation (including SEC regulations) or court order provided that such party shall have first, to the extent reasonably practicable, advised the other of the requirement to disclose such information and shall have afforded the other an opportunity to dispute such requirement and seek relief therefrom by legal process; (y) in connection with any suit, action, arbitration or other proceedings between the parties hereto or their respective Related Parties, or (z) to the extent required in connection with the preparation or filing of any tax returns or other filings required by any applicable law. Any press releases or other public announcements concerning Tenant, Manager, Owners or the arrangement between the parties shall be mutually approved by any parties in their reasonable discretion.

              10.8      Time is of the Essence. Time is of the essence with respect to all time or notice deadlines set forth herein; provided, however, this provision shall not affect the rights of any defaulting party hereunder to cure such default within the time periods (if any) explicitly set forth herein, if and as so permitted pursuant to the terms of this Agreement.

              10.9      Tenant’s Financial Condition. The parties hereto are familiar with Tenant’s financial condition and find it acceptable.

              10.10      Tenant’s Non-Compete Termination Right. The parties acknowledge and agree that, in the event that Tenant wishes to enter into a transaction which would violate the non-compete provision contained in any Management Agreement, the Tenant shall have the right to resign its position under the Leases, Management Agreements and related transaction documents. In the event of such an election, Tenant must resign its position with respect to all of the Properties managed by Manager. Owner shall be responsible for finding a “Replacement Tenant” to assume Tenant’s role under the Lease, Management Agreement and other related transaction documents, which Replacement Tenant shall be reasonably acceptable to Manager. Landlord shall be solely responsible for seeing that the Replacement Tenant is properly licensed. Tenant and Owner shall be responsible for any and all costs of such licensing and the assumption of Tenant’s position by the Replacement Tenant. Such costs shall not be an expense of Manager or treated as a Facility Expense, nor shall such costs be eligible for Income Support or added to the Landlord’s Investment under the Lease or Owner’s Investment under the Management Agreement. As soon as such Replacement Tenant is properly licensed with respect to the Facility (if required to hold any licenses), Tenant shall assign its interests under the Leases, Management Agreements and related transaction documents to said Replacement Tenant, and at such time be released from any further obligations under the Leases, Management Agreements and related transaction documents.

[SIGNATURE PAGES TO FOLLOW]

     EXECUTED as of the date first above written.

CF OWNER:

CNL RETIREMENT SUN1, LP, a Delaware limited partnership

By: CNL Retirement Sun1 GP, LLC, a Delaware limited liability company By:/s/ Marcel Verbaas Name: Marcel Verbaas Title: SVP

DF OWNERS:

CNL RETIREMENT SUN1 BEVERLY HILLS CA, LP, a Delaware limited partnership

By: CNL Retirement Sun1 Beverly Hills CA GP, LLC, a Delaware limited liability company By:/s/ Marcel Verbaas Name: Marcel Verbaas Title: SVP

CNL RETIREMENT SUN1 CRESSKILL NJ, LP, a Delaware limited partnership

By: CNL Retirement Sun1 Cresskill NJ GP, LLC, a Delaware limited liability company By: /s/ Marcel Verbaas Name: Marcel Verbaas Title: SVP

CNL RETIREMENT SUN1 EDMONDS WA, LP, a Delaware limited partnership

By: CNL Retirement Sun1 Edmonds WA GP, LLC, a Delaware limited liability company By: /s/ Marcel Verbaas Name: Marcel Verbaas Title: SVP

CNL RETIREMENT SUN1 LILBURN GA, LP, a Delaware limited partnership

By: CNL Retirement Sun1 Lilburn GA GP, LLC, a Delaware limited liability company By: /s/ Marcel Verbaas Name: Marcel Verbaas Title: SVP

CNL RETIREMENT SUN1 MADISON NJ, LP, a Delaware limited partnership

By: CNL Retirement Sun1 Madison NJ GP, LLC, a Delaware limited liability company By: /s/ Marcel Verbaas Name: Marcel Verbaas Title: SVP

DEVELOPER:

SUNRISE DEVELOPMENT, INC., a Virginia corporation

By: /s/ Bradley B. Rush Name: Bradley B. Rush Title: VP

SSLI:

SUNRISE SENIOR LIVING, INC., a Delaware corporation

By: /s/ Larry E. Hulse Name: Larry E. Hulse Title: SVP & CFO

MANAGER:

SUNRISE SENIOR LIVING MANAGEMENT, INC., a Virginia corporation

By: /s/ Bradley B. Rush Name: Bradley B. Rush Title: VP

TENANT:

TWENTY PACK MANAGEMENT CORP., a Delaware corporation

By: /s/ Timothy Smick Name: Timothy Smick Title:President

SUNRISE FIVE FORKS ASSISTED LIVING, L.L.C.

By: Twenty Pack Management Corp., Sole Member

By: /s/ Timothy Smick Name: Timothy Smick Title: President

SUNRISE DEVELOPMENT, INC., a Virginia corporation

By: /s/ James S. Pope Name: James S. Pope Title: Vice President

SUNRISE MADISON ASSISTED LIVING, L.L.C.

By: Sunrise Senior Living Investments, Inc., Sole Member

By: /s/ James S. Pope Name: James S. Pope Title: Vice President

EXHIBITS

Exhibit	Description

A	List of Facilities
B	Budgeted Total Project Cost (Development Facilities)

EXHIBIT A

LIST OF FACILITIES

HOME FACILITY	ADDRESS

Sunrise of Arlington	2000 North Glebe Road Arlington, Virginia 22207

Sunrise of Bluemont Park	5900 Wilson Boulevard Arlington, Virginia 22205

Sunrise of Countryside	45800 Jona Drive Sterling, Virginia 20165

Sunrise of Falls Church	330 N. Washington Street Falls Church, Virginia 22046

Sunrise of Farmington Hills	29681 Middlebelt Road Farmington Hills, Michigan 48334

Sunrise of Frederick	990 Waterford Drive Frederick, Maryland 21702

Sunrise of Mercer Island	2959 76th Avenue SE Mercer Island, Washington 98040

Sunrise of Mill Basin	5905 Strickland Avenue Brooklyn, New York 11234

Sunrise of Poland	335 West McKinley Way Poland, Ohio 44514

Sunrise of Raleigh	4801 Edwards Mill Road Raleigh, North Carolina 27612

Sunrise of Santa Rosa	3250 Chanate Road Santa Rosa, California 95404

Sunrise of Sheepshead Bay	2211 Emmons Avenue Sheepshead Bay, New York 11235

Sunrise of Leesburg	246 West Market Street Leesburg, Virginia 20175

Sunrise of Beverly Hills	201 N. Crescent Drive Beverly Hills, CA 90210

HOME FACILITY	ADDRESS

Sunrise of Cresskill	122 Piermont Avenue Cresskill, NJ 07626

Sunrise of Edmonds	740 Edmonds Way Edmonds, WA 98020

Sunrise of Lilburn	4035 Five Forks Trickum Road Lilburn, GA 30047

Sunrise of Madison	201 Madison Avenue Madison, NJ 07940

EXHIBIT B

BUDGETED DEVELOPMENT COST — DEVELOPMENT FACILITIES

FACILITY	COST

Sunrise of Beverly Hills	$29,242,248

Sunrise of Cresskill	$37,539,235

Sunrise of Edmonds	$13,190,547

Sunrise of Lilburn	$12,367,744

Sunrise of Madison	$15,583,050

[Note: Above costs exclude Operating Reserve.]